UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   January 12, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         January 12, 2006

3.       PRESS RELEASE

         The press release was released on January 12, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         January 12, 2006.




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                            ROCHESTER RESOURCES LTD.

        Suite 400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                          TSX Venture: RCT OTCBB: RCTFF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    JANUARY 12, 2006

               ROCHESTER OPTIONS MEXICAN GOLD/SILVER PROPERTY AND
       TARGETS COMMENCEMENT OF MINING AND MILLING OPERATIONS FOR MID-2006

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV:  RCT AND OTCBB:  RCTFF):

Mr. Douglas Good, President, is pleased to announce that the Company has entered into an option agreement dated January 8, 2006 with an arm's-length private company, to acquire up to a 51% interest in a gold/silver project comprising approximately 3,400 hectares of mineral properties located near the capital city of Tepic, in the state of Nayarit, Mexico (the "Mina Real Property"). In addition, a six month lock-up agreement is in place to allow discussions regarding the purchase of an option on the remaining 49% interest. Conditional on making initial option payments of US$110,000 and the issuance of 250,000 common shares, the Company will earn the following interests in the Mina Real
Property:

     - An initial 20% interest on funding the first US$750,000 towards the 2006 work program;
     - A further 20% interest on funding the second US$750,000 towards the 2006 work program; and
     - a further 11% interest on payment of US$900,000 at the minimum rate of US$75,000 per month commencing mid-2006, with each payment vesting a 0.9166% interest.

Closing of this transaction is subject to normal conditions precedent including receipt of regulatory approvals.

2006 WORK PROGRAM:

The Mina Real Property has been the subject of extensive due diligence and is considered a core strategic asset which, in addition to having significant exploration potential, can quickly be brought into production to generate cash flow. Rochester plans to proceed as soon as possible with the following development program:

     PHASE 1:
     - Continuation of the underground development program which should see approximately 500 additional meters of drifts, raises and ramps developed over a two month period.
     - Complete the initial drill program to test high grade vein outcroppings located in the Tajos Cuates structure.
     -    Obtain environmental approvals for mill.

     PHASE 2:
     -    Conditional on the results from Phase 1, the Company will proceed to:
          - Complete costing and planning to establish a 200-300 tonne/day conventional cyanidation plant.
          -    Construction of mill.

     PHASE 3:
     -    Commencement of mining by mid-2006

Rochester Resources Ltd.
January 12, 2006
Page 2
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With the  establishment  of the  cyanidation  mill  near  the  mine  site by the beginning of the third quarter of 2006, it is anticipated, that in addition to proving out the continuity of the Florida vein structure to the northwest of the current mine site, over 60,000 tonnes of material could be produced and processed over a 10 month time frame. The proposed development work would block out an estimated 400,000 tonnes of the Florida vein structure in preparation for bulk mining and increased production. The estimates of 60,000 tonnes and 400,000 tonnes are based on the mine workings completed to date and extensions of these same workings. These estimates are conceptual in nature and, while management is confident they can be achieved, additional exploration and development work is required and it is uncertain if further work will confirm these estimates.

Initial metallurgical testing, carried out in 2004 on samples taken from the Florida development, indicated recoveries in excess of 90% from a conventional milling operation. The Company plans to update this initial metallurgical testing.

THE MINA REAL PROPERTY

This is an advanced property on which the owner has expended over US$3 million to fund the initial high-risk exploration and development costs, including over 1,500 meters of mine development, involving five separate drifts at different elevations ranging from the 1140 meter elevation to the 1260 meter elevation as set out in the below diagram of the underground workings:

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

            Omitted Graphic is a diagram/map showing various levels
                   of the mine from Level 1115 to Level 1260

                  Please view this map on SEDAR: www.sedar.com

In April through June of 2005, approximately 4,400 tonnes of gold-silver bearing quartz material was mined from the aforenoted segment of the Florida Vein structure. The owner has reported that the average head grade of the material processed was 8.3 grams per tonne of gold and 164.7 grams per tonne of silver.

Access is good to the mine location through 2.5 kilometers of recently developed road with water and power sources close to the proposed site for construction of an initial milling operation capable of processing 200-300 tonnes per day.

To date four veins have been identified on the Mina Real Property. The Florida quartz veins 1, 2 and 3 and the Tajos Cuates vein. Other veins are known to exist but require exploration mapping and sampling. Initial development at the property consists of five portals ranging from 20 to 50 meters apart at different elevations of the Florida vein system.

Recent geological field work, such as geological mapping, limited trenching and drill core examination, indicate that the Florida Vein system may have good continuity to the northwest for at least another kilometer from the mine area and may have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit. Though there has been limited diamond drilling on the property one hole, F2-03, was drilled through the lower levels of the area designated by the above workings diagram. All three veins were intersected at elevations below the lowermost development adits with intersections ranging in width from 1.1 to 2.5 meters with grades of 0.52 g/t Au and 93.54 g/t Ag in the first vein, 12.73 g/t Au and 172 g/t Ag in the second vein and 5.50 g/t Au and 171 g/t Ag in the third vein.

Rochester Resources Ltd.
January 12, 2006
Page 3
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As part of its due  diligence  at Mina Real,  the Company has taken 51 chip vein samples, 1 grab sample, 4 duplicates, 3 blanks and 6 standards. Also, 20 pulp samples were assayed. Some highlights of the underground chip vein samples taken include:

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Sample       Vein         Width      Gold     Silver   Description
  No.                      (m)       g/t       g/t
--------------------------------------------------------------------------------

387322      Florida 3     1.00       8.4       226     Quartz Vein Level 260
387324      Florida 3     0.98       9.62       67.2   Quartz Vein Level 260
387325      Florida 3     1.07      11.5       123     Quartz Vein Level 260
387334      Florida 2     0.70       2.44      848     Quartz Vein Level 210
387339      Florida 3     2.10       9.61      202     Quartz Vein Level 160
387342      Florida 3     1.30      14.25      260     Quartz Vein Level 160
387362      Florida 2     1.55       6.27      501     Quartz Vein Level 185
387367      Florida 2     1.10      14.55      336     Quartz Vein Level 185
387369      Florida 3     1.60       9.15      119     Quartz Vein Level 185
387393      Florida 3     0.80      16.80      115     Quartz Vein Level 140
387397      Florida 3     1.13       4.66      723     Quartz Vein Level 140
387398     Tajo Cuates    1.70       2.77    1,330     Quartz Vein 1 - Main adit

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A vein system called Tajos Cuates,  located just south of the Florida Veins, has also been visited and sampled by the Company's qualified person. The vein where sampled has a true width of 1.70 meters and is composed of fractured quartz and concentrations of limonite and manganese oxides. The vein appears to be a large zone of secondary enrichment. The assay returned 2.77 g/t Au and 1,330 g/t Ag.

Mr. Victor Jaramillo, M.Sc.(A), P.Geo, the qualified person who has visited the property and prepared the geological technical disclosure in this release, indicates the geological potential on the Florida Vein system and at Tajos Cuates to be excellent. Mr Jaramillo will be completing the 43-101 qualifying report.

Based on the geological field work done to date, the average head grades experienced in the bulk samples mined in mid-2005 and the identification of over three kilometers of quartz gold-silver vein structure in the Florida and Tajos Cuates structures, management believes there is excellent potential for the early development of a significant long-term revenue stream.

ON BEHALF OF THE BOARD
                                                INVESTOR INFORMATION CONTACT:
/s/ DOUGLAS GOOD                                ----------------------------
-----------------------------                   Douglas Good
Douglas Good, President & CEO                   Tel: (604) 484-6614

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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